UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 20, 2022

Impac Mortgage Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

1-14100	33-0675505
(Commission File Number)	(IRS Employer Identification No.)

19500 Jamboree Road, Irvine, California	92612
(Address of Principal Executive Offices)	(Zip Code)

(949) 475-3600

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	IMH	NYSE American
Preferred Stock Purchase Rights	IMH	NYSE American

Item 5.07	Submission of Matters to a Vote of Security Holders

Special Meeting

On October 20, 2022, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), held a special meeting (the “Special Meeting”) of the holders of its Common Stock, par value $0.01 per share (“Common Stock”). As of September 9, 2022, the record date for the Special Meeting, there were 21,500,935 shares of the Company’s Common Stock outstanding and entitled to vote. At the Special Meeting, holders of 14,645,557 shares of Common Stock, or approximately 68.12% of the eligible voting shares of Common Stock, were represented either in person or by proxy. The holders of the Company’s Common Stock were asked to consider and act upon the following proposals (the “Proposals”), each of which was described in the Company’s proxy statement for the Special Meeting, filed with the Securities and Exchange Commission on September 14, 2022 (the “Proxy Statement”), in connection with the Company’s offers to the holders of the Company’s 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), and the holders of the Company’s 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” and together with the Series B Preferred Stock, the “Preferred Stock”), to exchange all of the outstanding shares of Preferred Stock for, in the case of the Series B Preferred Stock, (a) thirty (30) shares of 8.25% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (“New Preferred Stock”), and (b) 13.33 shares of Common Stock, and in the case of the Series C Preferred Stock, (x) one (1) share of New Preferred Stock, (y) 1.25 shares of Common Stock, and (z) 1.5 warrants to purchase the same number of shares of Common Stock at a purchase price of $5.00 per share of Common Stock (the “Exchange Offers”):

•	Proposal 1 (the “Series B Charter Amendment Proposal”) – the approval of an amendment to the Company’s charter (as amended and as currently in effect, the “Charter”), to permit the closing of the Exchange Offers and to make each share of Series B Preferred Stock redeemable for the same consideration to be paid to holders of Series B Preferred Stock in the Exchange Offers (the “Series B Proposal Amendment”);

•	Proposal 2 (the “Series C Charter Amendment Proposal”) – the approval of an amendment to the Company’s Charter to permit the closing of the Exchange Offers and to make each share of Series C Preferred Stock redeemable for the same consideration to be paid to holders of Series C Preferred Stock in the Exchange Offers (the “Series C Proposed Amendment, and together with the Series B Proposed Amendment, the “Proposed Amendments”); and

•	Proposal 3 (the “Stock Issuance Proposal”) – the approval of, in accordance with Rule 713(a) of the NYSE American Company Guide, the Company’s issuance of up to 15,500,000 shares of Common Stock (including up to 4,437,280 shares of Common Stock which may be issued to comprise a portion of the Preferred B Common Fund, as defined and described in the Proxy Statement), and up to 2,107,629 warrants to purchase Common Stock in connection with the Exchange Offers.

The Series B Charter Amendment Proposal was approved by Company’s common stockholders at the Special Meeting. The votes cast by the holders of Common Stock with respect to the Series B Charter Amendment Proposal were as follows:

For	Against	Abstain

14,440,656	139,285	65,616

The Series C Charter Amendment Proposal was approved by the Company’s common stockholders at the Special Meeting. The votes cast by the holders of Common Stock with respect to the Series C Charter Amendment Proposal were as follows:

For	Against	Abstain

14,439,362	140,437	65,758

The Stock Issuance Proposal was approved by the Company’s common stockholders at the Special Meeting. The votes cast by the holders of Common Stock with respect to the Stock Issuance Proposal were as follows:

For	Against	Abstain

14,437,438	154,169	53,950

Because there were sufficient votes in favor of the Series B Charter Amendment Proposal, the Series C Charter Amendment Proposal and the Stock Issuance Proposal, Proposal 4 relating to the adjournment of the Special Meeting to solicit votes in favor of any of the foregoing Proposals was not acted upon.

Consent Solicitation

As previously disclosed, including in the final Prospectus/Consent Solicitation filed by the Company with the Securities and Exchange Commission on October 18, 2022 (the “Prospectus”), concurrently with the Exchange Offers, the Company also solicited consents (the “Consent Solicitation”) from holders of each series of Preferred Stock to the Exchange Offer and the Proposed Amendment applicable to that series of Preferred Stock. In addition to approval by the Company’s common stockholders, obtained at the Special Meeting, the Proposed Amendments required the consent of holders of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, with the holders of each series voting as a separate class. As of the record dates for the Consent Solicitation, there were 665,592 shares of Series B Preferred Stock outstanding and 1,405,086 shares of Series C Preferred Stock outstanding.

The Exchange Offers and Consent Solicitation expired at 11:59 p.m., Eastern Daylight Time, on October 20, 2022. A total of 460,778 shares of Series B Preferred Stock, or approximately 69.23% of the shares of Series B Preferred Stock, and 949,671 shares of Series C Preferred Stock, or approximately 67.59% of the shares of Series C Preferred Stock, which amount excludes 1,300 shares of Series C Preferred Stock that remain subject to guaranteed delivery procedures, have consented to the Exchange Offer and the Proposed Amendment applicable to such series of Preferred Stock by properly tendering and not withdrawing shares of Preferred Stock in the Exchange Offers. Accordingly, the Proposed Amendments have been approved and will become effective upon acceptance for record by the State Department of Assessments and Taxation of Maryland.

Item 8.01	Other Events

On October 21, 2022, the Company issued a press release announcing the results of the Special Meeting and the results of the Company’s previously announced Exchange Offers and accompanying Consent Solicitation. The Company also announced that the Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission on July 15, 2022, as amended, was declared effective on October 18, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Impac Mortgage Holdings, Inc., dated October 21, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vivid Seats Inc.
Date: October 21, 2022

	By:	/s/ Joseph Joffrion
	Name:	Joseph Joffrion
	Title:	General Counsel